Schulte Roth & Zabel LLP
                           900 Third Avenue
                        New York, New York  10022










                               August 21, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Ladies and Gentlemen:

            With respect to the Registration Statement on Form S-3 of Golden Books Family Entertainment, Inc. (the "Registrant") filed on August 20, 1997 (file no. 333-34051), the following language is hereby considered to be added to the Registration Statement on the outside front cover:

            THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

            Please contact me at (212) 756-2524 or Bernhardt Nadell of this firm at (212) 756-2188 with any questions pertaining to this matter. Thank you for your attention.

                                    Sincerely yours,

                                    /s/Michael Littenberg

                                    Michael Littenberg








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